Far East Energy Corporation
333 N. Sam Houston Parkway East

Suite 230

Houston, Texas 77060

Telephone: (832) 598-0470

November 19, 2013

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall
Karina V. Dorin
Timothy S. Levenberg

	Re:	Far East Energy Corporation
Registration Statement on Form S-3
Filed August 13, 2013
File No. 333-190589

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Far East Energy Corporation (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-190589) at 12:00 p.m., Eastern time, on November 21, 2013, or as soon thereafter as is practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Far East Energy Corporation

By:	/s/ Jennifer D. Whitley
Jennifer D. Whitley Chief Financial Officer

cc:	Michael R. McElwrath, Chief Executive Officer
Amar Budarapu, Baker & McKenzie LLP
Aaron A. Scow, Baker & McKenzie LLP